BRIGHTHOUSE LIFE INSURANCE COMPANY

[P.O. Box 305075

Nashville, TN 37230-5075]

STEP RATE EDGE RIDER

This Rider describes Shield Option(s) with Step Rate Edge. The Shield Option(s) with Step Rate Edge are shown on the Contract Schedule. For Shield Option(s) with Step Rate Edge, the Performance Rate at the end of the Term is equal to the Edge Rate if the Index Performance at the end of the Term is greater than or equal to the Shield Rate.

This Rider forms a part of the Contract to which it is attached and is effective as of the later of the Issue Date and a later Rider Effective Date shown on the Contract Schedule, if any. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

PURCHASE PAYMENT PROVISIONS- The Purchase Payments Provisions of the Contract are revised as follows:

The following replaces the “Shield Options” provision:

Shield Options

On the Issue Date shown on your Contract Schedule, you may allocate your Purchase Payment to one or more of the available Shield Options listed on the Contract Schedule (and/or any other account or Shield Options included by rider). At the end of each Term, you may transfer the Account Value attributable to the Shield Option(s) to one or more of the available Shield Options subject to the Transfer Requirements shown on the Contract Schedule and the Renewal Provisions.

Each Shield Option has an associated Index, a Term, a Shield Rate, and a Cap Rate, a Step Rate, or an Edge Rate as shown on the Contract Schedule.

The following is added after the “Step Rate” provision:

Edge Rate

The Edge Rate is the rate credited at the end of a Term if the Index Performance is greater than or equal to the Shield Rate. A new Edge Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Edge Rate on the Contract Schedule. The Edge Rate may vary between Shield Option(s), and it is not an annual rate.

RENEWAL PROVISIONS- The Renewal Provisions are replaced by the following:

For renewals into the same Shield Option(s), a new Cap Rate, Step Rate, or Edge Rate, whichever is applicable, will be declared and will go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.

Discontinuation or Substantial Change to an Index

If any index is discontinued or, we determine that our use of such Index should be discontinued, or if the calculation of an Index is substantially changed, we may substitute a comparable Index. We will send you a notice in writing before any such substitution is made. Upon substitution of an Index, we will calculate your Index Performance on the existing Index up until the date of substitution and the new Index from the date of substitution to the end of the Term. A substitute Index will not change the Shield Rate, Cap Rate, Step Rate, or Edge Rate for an existing Shield Option.

Addition or Discontinuance of a Shield Option

We can add or discontinue any Shield Option. When a change is made to the Shield Options or Indices referenced on the Contract Schedule, or as changed subsequent to the Issue Date, we will send notification to you which will describe any changes to the Shield Options then available under the Contract as required by law. This change will take effect upon your Contract as of the next Contract Anniversary for any allowable transfers into the Shield Option(s). If you are currently invested in a Shield Option which is no longer available, you will remain in that Shield Option until the end of the Term, but that Shield Option will not be available thereafter.

ACCOUNT VALUE PROVISIONS- The Account Value Provisions of the Contract are revised as follows:

The following is added at the end of the “Performance Rate” provision:

For a Shield Option with Step Rate Edge, the Performance Rate at the end of a particular Term is the Index Performance, adjusted for the applicable Shield Rate or Edge Rate. The Performance Rate can be positive or negative. At the end of the Term, any increase or reduction in a particular Shield Option is determined by multiplying the Performance Rate by the Investment Amount of the Shield Option on the last day of the Term.

5-4-SRE-1 (11/22)

The Performance Rate is determined as follows:

If the Index Performance at the end of the Term:	The Performance Rate at the end of the Term will be:

Is greater than the Edge Rate	Positive, equal to the Edge Rate

Is between the Edge Rate and Shield Rate, inclusive of both	Positive, equal to the Edge Rate

Is less than the Shield Rate	Negative, equal to the Index Performance plus the Shield Rate

The following is added at the end of the “Interim Value” provision:

For a Shield Option with Step Rate Edge, the Interim Value for each Shield Option is the value we assign on any Business Day prior to the end of the Term. During the Transfer Period set forth in the Contract Schedule, the Interim Value of each Shield Option will equal the Investment Amount in that Shield Option. After the Transfer Period, the Interim Value of that Shield Option is equal to the Investment Amount in the Shield Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate or Accrued Edge Rate.

On the date of a withdrawal from the Shield Option(s) with Step Rate Edge, your Interim Value will be reduced by the amount withdrawn.

The following is added after the “Accrued Step Rate” provision:

Accrued Edge Rate

The Accrued Edge Rate is the portion of the Edge Rate that has accrued from the beginning of a Term to any day within the Term. This is the rate that will be applied in calculating the Interim Value on any day prior to the end of the Term if Index Performance is equal to or greater than the Accrued Shield Rate. The Accrued Edge Rate is equal to the Edge Rate multiplied by the number of days elapsed since the beginning of the Term, divided by the total number of days in the Term. At the end of the Term, the full Edge Rate will be accrued.

The following is added at the end of the “Performance Rate for Determination of Interim Value” provision:

For Shield Option(s) with Step Rate Edge, except as indicated on the Contract Schedule (or any other account or Shield Options included by rider), the Performance Rate during a particular Term is the Index Performance, adjusted for the applicable Accrued Shield Rate or Accrued Edge Rate.

For purposes of determining the Accrued Shield Rate and Accrued Edge Rate, the total number of days in each calendar year of a Term is 365.

There is no charge associated with this Rider.

This Rider will terminate upon termination of the Contract to which it is attached.

Brighthouse Life Insurance Company has caused this Rider to be signed by its [Secretary].

[Jacob Jenkelowitz]

[Secretary]

5-4-SRE-1 (11/22)